SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       Crown Central Petroleum Corporation
                       -----------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                   228219-10-1
                                   -----------
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 17, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 4 to Schedule 13D amends and supplements the
Schedule 13D filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999 as previously amended.


Item 4.  Purpose of Transaction

         Item 4 is amended to add at the end thereof the following paragraph:

         On March 17, 2000, Rosemore extended the expiration date of its proposal to acquire all outstanding shares Class A and Class B Common Stock of Crown not owned by Rosemore from Friday, March 17, 2000 at 5:00 p.m. to Monday, April 17, 2000 at 5:00 p.m. A copy of a letter is filed as an exhibit to this Amendment No. 4 and is incorporated by reference herein.


Item 7.  Material To Be Filed As Exhibits

         Item 7 is hereby amended by adding the following at the end thereof:

         Exhibit 9  - Joint Filing Agreement as required by Rule 13d-1(k).

         Exhibit 10 - Letter dated as of March 17, 2000 from Rosemore to Crown.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROSEMORE, INC.

March 17, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

                                             ROSEMORE HOLDINGS, INC.

March 17, 2000                               By:      /s/ Edward L. Rosenberg
                                                      -----------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

March 17, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 17, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 17, 2000                               Judith R. Hoffberger*
                                             -----------------------
                                             Judith R. Hoffberger

March 17, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 17, 2000                               Jeffrey A. Hoffberger*
                                             -----------------------
                                             Jeffrey A. Hoffberger

March 17, 2000                               Lisa J. Bertelsen*
                                             -----------------------
                                             Lisa J. Bertelsen

March 17, 2000                               Frank B. Rosenberg*
                                             -----------------------
                                             Frank B. Rosenberg

                                             By:  /s/ Edward L. Rosenberg
                                                -------------------------
                                                *Edward L. Rosenberg
                                                Attorney-in-Fact

                                    EXHIBITS

Exhibit
Number              Description

9.                  Joint Filing Agreement as required by Rule 13d-1(k).

10.                 Letter dated as of March 17, 2000 from Rosemore to Crown.

                                                                       EXHIBIT 9


         The undersigned hereby agree that Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D, filed jointly by the parties named herein with the Securities and Exchange Commission on January 12, 1999, with respect to the Class A and Class B Common Stock of Crown Central Petroleum Corporation, a Maryland corporation, is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to Amendment No. 4.

                                             ROSEMORE, INC.

March 17, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:    Edward L. Rosenberg
                                             Title:   President

                                             ROSEMORE HOLDINGS, INC.

March 17, 2000                               By:      /s/ Edward L. Rosenberg
                                                          -------------------
                                             Name:     Edward L. Rosenberg
                                             Title:    President

March 17, 2000                               Ruth Carol R. Marder*
                                             --------------------
                                             Ruth Carol R. Marder

March 17, 2000                               Henry A. Rosenberg, Jr.*
                                             ----------------------
                                             Henry A. Rosenberg, Jr.

March 17, 2000                               Judith R. Hoffberger*
                                             ---------------------
                                             Judith R. Hoffberger

March 17, 2000                               /s/ Edward L. Rosenberg
                                             -----------------------
                                             Edward L. Rosenberg

March 17, 2000                               Jeffrey A. Hoffberger*
                                             ----------------------
                                             Jeffrey A. Hoffberger

March 17, 2000                               Lisa J. Bertelsen*
                                             ---------------------
                                             Lisa J. Bertelsen

March 17, 2000                               Frank B. Rosenberg*
                                             ---------------------
                                             Frank B. Rosenberg

                                             By:/s/ Edward L. Rosenberg
                                                -----------------------
                                             *Edward L. Rosenberg
                                             Attorney-in-Fact

                                                                      Exhibit 10


                           [Rosemore, Inc. Letterhead]

                                 March 17, 2000

STRICTLY CONFIDENTIAL
---------------------

Board of Directors of
Crown Central Petroleum Corporation
One North Charles Street
Baltimore, Maryland 21201
Attention: Mr. Michael F. Dacey

Ladies and Gentlemen:

                  We have learned that Apex Oil Company, Inc. ("Apex") has submitted a proposal to the Board of Directors (the "Company Board") of Crown Central Petroleum Corporation (the "Company") to acquire all outstanding shares of Class A and Class B Common Stock of the Company not owned by Apex at a price of $9.20 per share in cash, as well as an alternative proposal. Based on our reading of the Apex letter, a copy of which was included as an exhibit to the
Schedule 13D/Amendment filed by Apex and others on March 10, 2000, we understand that the Apex proposal is conditioned on successful completion of its due diligence investigation of the Company. We also interpret the Apex letter as indicating that it does not yet have the financing needed to refinance the Company's 10.875% Senior Notes, and one or more of the Company's working capital lines, but that they expect to receive such commitments.

                  As a significant shareholder of the Company, we recognize and support the efforts of the Company Board and the independent directors of the Company Board (the "Independent Committee") to maximize shareholder value, including by exploring further the Apex proposal (and any other proposal that the Company Board may develop). As evidence of our support, in spite of the highly conditional nature of the Apex proposal, we believe the Company Board should be given the opportunity to explore with Apex whether these conditions can be removed without the time pressure created by our deadline.

                 Accordingly, we are extending the expiration date of our proposal from Friday, March 17, 2000 at 5:00 p.m. (Maryland time) to Monday, April 17, 2000 at 5:00 p.m. (Maryland time) or at such time as our proposal is rejected by or on behalf of the Company. In the meantime, we are exploring and will continue to explore with the Company's and the Independent Committee's financial and legal advisors whether we can reach agreement on the terms and conditions of our proposed merger and we will conclude the few due diligence items which remain outstanding.

Board of Directors of
Crown Central Petroleum Corporation
March 17, 2000


                  Please call Mr. Edward L. Rosenberg at Rosemore (410-347-7090), Mr. Garfield L. Miller III at Aegis Muse Associates (212-245-2552), or Mr. John A. Marzulli, Jr. at Shearman & Sterling (212-848-8590) if you would like to discuss any aspect of our proposal.


                                        Sincerely,

                                        ROSEMORE, INC.


                                        By: /s/ Edward L. Rosenberg
                                           -------------------------------------
                                           Name:  Edward L. Rosenberg
                                           Title: President and Chief Executive
                                                  Officer